Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220046

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. NO. 18, DATED MARCH 31, 2020
TO THE PROSPECTUS, DATED APRIL 29, 2019

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 29, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2019, Supplement No. 2, dated May 16, 2019, Supplement No. 3, dated June 14, 2019, Supplement No. 5, dated July 18, 2019, Supplement No. 6, dated July 23, 2019, Supplement No. 7, dated August 16, 2019, Supplement No. 8, dated August 16, 2019, Supplement No. 9, dated September 16, 2019, Supplement No. 10, dated October 17, 2019, Supplement No. 11, dated October 30, 2019, Supplement No. 12, dated November 14, 2019, Supplement No. 13, dated November 14, 2019, Supplement No. 14, dated December 17, 2019, Supplement No. 15, dated January 16, 2020, Supplement No. 16, dated February 13, 2020 and Supplement No. 17, dated March 17, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are to (i) provide an update regarding the recent global outbreak of the Coronavirus and its potential impact and (ii) update the “Risk Factors” section of the Prospectus.

A.	Update Regarding the Coronavirus Outbreak

The recent global outbreak of COVID-19 (more commonly referred to as the Coronavirus) continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. It has already disrupted global travel and supply chains, adversely impacted global commercial activity, and its long-term economic impact remains uncertain. Considerable uncertainty still surrounds the Coronavirus and its potential effects on the population, as well as the effectiveness of any responses taken on a national and local level by government authorities and businesses. The travel restrictions, limits on hours of operations and/or closures of non-essential businesses and other efforts to curb the spread of the Coronavirus have significantly disrupted business activity globally, including in the markets where we invest, and could have an adverse impact on the performance of certain of our investments. Many of our tenants are subject to shelter in place and other quarantine restrictions, and the restrictions could be in place for an extended period of time. These restrictions are particularly adversely impacting many of our retail tenants (other than grocery tenants), as government instructions regarding social distancing and mandated closures have reduced and, in some cases, eliminated customer foot traffic, causing many of our retail tenants to temporarily close their brick and mortar stores. As of December 31, 2019, we owned two retail properties in the U.S., which comprised 17% of our portfolio, based on the estimated value of our real estate investments as of that date. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. In addition, the rapidly evolving nature of the pandemic makes it difficult to ascertain the long term impact it will have on commercial real estate markets and our investments. Nevertheless, the Coronavirus presents material uncertainty and risk with respect to the performance of our real estate investments and our financial results, such as the potential negative impact to occupancy at our properties, the potential closure of certain of our assets for an extended period, the potential for increased difficulty in obtaining financing, increased costs of operations, decrease in values of our real estate investments, changes in law and/or regulation, and uncertainty regarding government and regulatory policy. We are unable to estimate the impact the Coronavirus will have on our financial results at this time.

B.	Update to the “Risk Factors” Section of the Prospectus

1.	The twelfth risk factor in the section of the Prospectus titled "Risk Factors-Risks Related to Investing in this Offering" on page 42 is hereby deleted in its entirety and replaced with the following:

Economic events that may cause our stockholders to request that we redeem their shares may materially adversely affect our cash flow and our results of operations and financial condition.

Economic events affecting the U.S. economy, including, without limitation, economic uncertainty and disruption created by global events, such as the outbreak of COVID-19 (more commonly referred to as the Coronavirus), as well as the general negative performance of the real estate sector, could cause our stockholders to seek to sell their shares to us pursuant to our share redemption program at a time when such events are adversely affecting the performance of our assets. Even if we decide to satisfy all resulting redemption requests, our cash flow could be materially adversely affected. In addition, if we determine to sell assets to satisfy redemption requests, we may not be able to realize the return on such assets that we may have been able to achieve had we sold at a more favorable time, and our results of operations and financial condition, including, without limitation, breadth of our portfolio by property type and location, could be materially adversely affected.

2.
The second risk factor in the section of the Prospectus titled "Risk Factors-Risks Related to Our Business in General" beginning on page 47 is hereby deleted in its entirety and replaced with the following:

A prolonged national or world-wide economic downturn or volatile capital market conditions could adversely affect our results of operations and our ability to pay distributions to our stockholders.

If prolonged disruptions in the capital and credit markets were to occur, they could adversely affect our ability to obtain loans, credit facilities, debt financing and other financing, or, when available, to obtain such financing on reasonable terms, which could negatively impact our ability to implement our investment strategy. See “[t]he recent global outbreak of the Coronavirus has disrupted economic markets and the prolonged economic impact is uncertain. Some economists and major investment banks have expressed concern that the continued spread of the virus globally could lead to a world-wide economic downturn” for a further discussion of the risks related to Coronavirus pandemic and its potential impact on our financial results.

If these disruptions in the capital and credit markets should continue as a result of, among other factors, uncertainty, and disruption caused by the impact of the Coronavirus, changing regulation, changes in trade agreements, reduced alternatives or additional failures of significant financial institutions, our access to liquidity could be significantly impacted. Prolonged disruptions could result in us taking measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs could be arranged. Such measures could include deferring investments, reducing or eliminating the number of shares redeemed under our share redemption program and reducing or eliminating distributions we make to our stockholders. We believe the risks associated with our business are more severe during periods of economic downturn if these periods are accompanied by declining values in real estate. For example, a prolonged economic downturn could negatively impact our property investments as a result of increased customer delinquencies and/or defaults under our leases, generally lower demand for rentable space, potential oversupply of rentable space leading to increased concessions, and/or customer improvement expenditures, or reduced rental rates to maintain occupancies.

Our operations could be negatively affected to a greater extent if an economic downturn occurs, is prolonged or becomes more severe, which could significantly harm our revenues, results of operations, financial condition, liquidity, business prospects and our ability to make distributions to our stockholders and may result in a decrease in the value of our stockholders’ investment.

3.
The following risk factor is hereby added immediately following the second risk factor in the section of the Prospectus titled "Risk Factors-Risks Related to Our Business in General" beginning on page 47:

The recent global outbreak of the Coronavirus has disrupted economic markets and the prolonged economic impact is uncertain. Some economists and major investment banks have expressed concern that the continued spread of the virus globally could lead to a world-wide economic downturn.

The Coronavirus pandemic has had, and is expected to continue to have, an adverse impact on overall market conditions. It has already disrupted global travel and supply chains, adversely impacted global commercial activity, and its long-term economic impact remains uncertain. Some economists and major investment banks have predicted that it could lead to a global economic downturn and many government authorities have imposed shelter-in-place orders, including in the United Kingdom and in many states across the U.S. where our assets are located. Considerable uncertainty still surrounds the Coronavirus and its potential effects on the population, as well as the effectiveness of any responses taken on a national and local level by government authorities and businesses. The travel restrictions, limits on hours of operations and/or closures of non-essential businesses and other efforts to curb the spread of the Coronavirus have significantly disrupted business activity globally, including in the markets where we invest, and could have an adverse impact on the performance of certain of our investments. In addition, the rapidly evolving nature of the pandemic makes it difficult to ascertain the long term impact it will have on commercial real estate markets and our investments.

Our tenants operate in industries which are being adversely affected by the disruption to business caused by the outbreak of the Coronavirus. Many of our tenants are subject to shelter in place and other quarantine restrictions, and the restrictions could be in place for an extended period of time. These restrictions are particularly adversely impacting many of our retail tenants (other than grocery tenants), as government instructions regarding social distancing and mandated closures have reduced and, in some cases, eliminated customer foot traffic, causing many of our retail tenants to temporarily close their brick and mortar stores. As of December 31, 2019, we owned two retail properties, which comprised 17% of our portfolio, based on the estimated value of our real estate investments as of that date. If these disruptions continue and the economic downturn is prolonged, it is likely to lead to rent delinquencies and defaults under leases, lower occupancy, or reduced rental rates to maintain or improve occupancy. Any of these developments could have a material adverse effect on our financial results.